June 18, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant
Gabriel Eckstein, Staff Attorney
Evan S. Jacobson, Attorney Advisor

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 8, 2013
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated May 20, 2013 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.	Please explain to us what consideration you have given to providing additional insight into the performance of your four primary service offerings during the periods presented, and their impact on your results of operations. See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

We respectfully advise the Staff that we do not believe the individual performance of our four core service offerings, Sales Cloud, Service Cloud, Marketing Cloud and the Salesforce Platform, are key variables to understanding and evaluating our historical results and the future prospects of our business.

Given the importance to our trend analysis, we do however provide a narrative discussion of the pricing trends for our three primary editions, Professional Edition, Enterprise Edition and Unlimited Edition which are the primary service editions within the four core service offerings. Additionally, given that we operate in one segment, we do not view a discussion or presentation of each of the four core service offerings as different subdivisions to be necessary to understand our business. As such, we concluded that no discussion of additional details regarding our four core service offerings in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) was necessary.

In response to the Staff’s comment however, we advise the Staff that beginning with our second quarter Form 10-Q for the three and six months ended July 31, 2013 we will include additional disclosure in the “Overview” section of MD&A relating to our core offerings. Below is an illustration using our fiscal 2013 Form 10-K filing of the proposed disclosure that we anticipate including:

The majority of our total revenues are derived from subscriptions to our Sales Cloud. We expect this trend to decline as we become more successful in selling our other service offerings to our new and existing customer base.

Fiscal Years Ended January 31, 2013 and 2012

Revenues, page 43

2.	You state that the 35% increase in total revenues was due primarily to new customers, upgrades and additional subscriptions from existing customers and improved renewal rates as compared to a year ago. Please explain to us what consideration you have given to including more detailed disclosure regarding the extent that each of these individually impacted your increase in revenues. In addition, you discuss the significance of renewal rates throughout your filing. Please tell us what consideration you have given to quantifying renewal rates and including a discussion and analysis of period over period changes. See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

We respectfully advise the Staff that while total revenues are positively impacted by new customers and additional subscriptions or upgrades from existing customers, we do not separately quantify the revenue impact of these factors affecting total revenues in assessing the performance of our business. While part of our business strategy is to pursue new customers aggressively and to deepen our relationship with existing customers, we have found that this incremental revenue by its individual source is not meaningful information. During our relationships with our customers, we hope to upgrade customers to one of our premium service editions, sell additional subscriptions to service offerings currently being used, or sell additional subscriptions to different service offerings. When those events occur however, the terms are typically coterminous with the original contract end date. When a contract renewal occurs, it then becomes difficult to evaluate period-over-period dollar comparisons by individual revenue source. Accordingly, we respectfully note that we provide the narrative discussion of these revenue trends consistent with Item 303(a)(3)(iii) of Regulation S-K where a quantitative breakdown is not meaningful for the reasons discussed above.

With respect to the second part of the Staff’s comment regarding renewal rates, we note that we have historically provided a narrative discussion of renewal rates as they have impacted our overall revenue trends. After consideration and in light of the Staff’s comment, we advise the Staff that in future filings we intend to quantitatively disclose the renewal rate percentage. The added disclosure will be included in the “Overview” section of MD&A commencing with our Form 10-Q filing for the three and six months ended July 31, 2013. Below is an illustration using our fiscal 2013 Form 10-K filing of the proposed disclosure that we anticipate including:

The typical subscription contract term is 12 to 36 months, although terms range from one to 60 months, so during any fiscal reporting period only a subset of active subscription contracts are available for renewal. We calculate our renewal rates as of the end of each reporting period. Renewal rates improved to a percentage in the high 80s as of January 31, 2013 compared to a percentage in the mid 80s as of January 31, 2012. We expect our renewal rates to continue to improve incrementally as we continue to invest in customer success and other related programs.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Notes Payable, page 88

3.	We note your disclosure on page 89 that in accounting for the issuance of the Notes, you separated the Notes into liability and equity components. Please tell us what consideration you have given to the disclosure requirements in ASC 470-20-50-4(a) and 5(c).

We respectfully advise the Staff that we accounted for our outstanding Notes by separating them into liability and equity components, but we inadvertently did not include certain disclosures required by ASC 470-20-50-4(a) and 5(c) in our fiscal 2013 Form 10-K.

We updated our disclosure to correct the matter noted above in our first quarter Form 10-Q, which was filed on May 24, 2013. As of each date for which a statement of financial position was presented, in relation to our Notes, we disclosed the carrying amount of the equity component and the amount by which the instrument’s if-converted value exceeded its principal amount, regardless of whether the instruments were currently convertible, consistent with ASC 470-20-50-4(a) and 5(c).

Below is an excerpt from our Notes footnote disclosure that was included in our Form 10-Q filing for the three months ended April 30, 2013, which we will continue to include in our future periodic reports as applicable. For ease of review, we have included the excerpts of the Notes footnote disclosure from our Form 10-Q filing required for compliance with the requirements of ASC 470-20-50-4(a) and 5(c):

	Par Value	Equity Component		Liability Component of Par Value as of
(In thousands)				April 30, 2013	January 31, 2013
0.75% Convertible Senior Notes due January 15, 2015	$574,890	$125,530	(1)	$527,810	$521,278
0.25% Convertible Senior Notes due April 1, 2018	1,150,000	122,421		1,029,495	—

(1)	This amount represents the equity component recorded at the initial issuance of the 0.75% convertible senior notes. As of April 30, 2013, $47.1 million was reclassified as temporary equity on the condensed consolidated balance sheet as these notes were convertible.

Based on the closing prices of the Company’s common stock of $41.11 on April 30, 2013, the if-converted value of the 0.75% Senior Notes exceeded their principal amount by approximately $532.6 million and the if-converted value of the 0.25% Senior Notes was less than their principal amount.

*     *     *

Additionally, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.
Sam Fleischmann, Senior Vice President and General Counsel, Corporate
Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati
Craig R. Smith, Ernst & Young LLP